                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                              FOR THE MONTH OF APRIL 1998

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                      ------------------------------------------
                   (Translation of registrant's name into English)

                              1801 Broadway, Suite 1620
                              -------------------------
                                Denver, Colorado 80202
                                ----------------------
                       (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F     X                    Form 40-F
                    ---------                          ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                No   X
              -----                             -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .
                                                 -------

ENCLOSED IS 1) PRESS RELEASE #98-008; AND 2) THE INFORMATION CIRCULAR, CONTAINING PROXY AND NOTICE OF EXTRAORDINARY GENERAL MEETING; BOTH FOR CONSOLIDATED NEVADA GOLDFIELDS CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                              (Registrant)



Date:  April 16, 1998         /s/ Jorge E. Ordonez C.
       ---------------        --------------------------------------------------
                              By: Jorge E. Ordonez C., Acting President and CEO

DENVER, CO - APRIL 15, 1998
#98 - 008
7:30 AM MST


               CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                           INCREASED PACHUCA ORE RESERVES

Consolidated Nevada Goldfields Corporation ("CNGC") announces a considerable increase in proven and probable ore reserves for its Pachuca operations located in Hidalgo, Mexico. As of December 31, 1997, the proven and probable reserves were as follows (rounded out):


          Tonnes                        7,800,000
          Grams Silver per Tonne        264
          Grams Gold per Tonne          1.40
          Contained Ounces Silver       66,200,000
          Contained Ounces Gold         351,000

These reserves represent an increase in contained ounces of 14.77 million ounces of silver (about 29 percent) and 111,000 ounces of gold (about 46 percent) over the previous year's reserves at Pachuca. COO Mike Kolin comments, "Strong silver prices have not only increased our Pachuca mine reserves but have also made the Pachuca tailings recovery project (approximately 90 million tonnes at over 1.5 oz Ag equivalent per tonne) warrant a pilot plant and feasibility study during 1998." A recently completed prefeasibility study confirmed that the retreatment project is profitable at a production rate of 30,000 tonnes per day using standard CIP/CIL technology. A positive feasibility study could add almost 50 million ounces of silver to the Pachuca reserves.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company producing silver, gold, and copper from three operating properties in the U.S.A. and Mexico. Total Company reserves include 66.2 million ounces of silver as of 1997 and 740,000 ounces of gold as of 1996. The Company's principal property is the Pachuca silver mine, which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol KNV; on NASDAQ under the symbol KNVCF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:  Consolidated Nevada Goldfields Corporation, Denver, Colorado
          Phone (303) 296-3200          Fax (303) 296-9130

                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                                INFORMATION CIRCULAR

                              SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONSOLIDATED NEVADA GOLDFIELDS CORPORATION (HEREINAFTER REFERRED TO AS THE "COMPANY") OF THE PROXIES TO BE USED AT THE SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD ON MAY 12, 1998, AT 9:00 A.M. (TORONTO TIME) AT THE OFFICES OF STIKEMAN, ELLIOTT, COMMERCE COURT WEST, SUITE 5300, 199 BAY STREET, TORONTO, ONTARIO M5L 1B9.

     The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.


     REVOCABILITY OF PROXY

     Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of the Montreal Trust Company of Canada (the "Registrar and Transfer Agent") at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which such proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting, or adjournment thereof, and upon any of such deposits the proxy is revoked.


     EXERCISE OF DISCRETION BY PROXYHOLDERS

     The persons named in the enclosed form of Proxy will, on a poll, vote or withhold from voting, or vote as instructed, the common shares of the Company (the "Common Shares") in respect of which they are appointed in accordance with the instructions of the shareholders appointing them. In the absence of such direction such Common Shares will, on a poll, be voted IN FAVOUR of those matters set out in the enclosed proxy and at the discretion of the proxyholder with respect to other matters that may come before the meeting. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE PROXY AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of this Information Circular, the directors and senior officers know of no such amendment, variation or other matter expected to come before the Meeting other than those set out herein. If any matters which are not now known to the directors and senior officers should properly come before the Meeting, the persons named in the accompanying form of Proxy will vote on such matters in accordance with their best judgment.

     The persons named in the enclosed form of proxy are officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY OR ITS TRANSFER AGENT NOT LESS THAN 48 HOURS, EXCLUDING SATURDAYS AND HOLIDAYS, BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.


                 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The following information relates to the authorized and issued capital of the Company and other related information:

Authorized Capital:      Unlimited number of Common Shares without par value and
                         20,000,000 preference shares with a par value of Cdn.$1.00 each.

Issued and Outstanding
as of April 14, 1998:    360,957,284 Common Shares and no preference shares.

     Only common shareholders of record on April 14, 1998 (the "Record Date") shall be entitled to receive notice of and vote at the Meeting. Any transferee of Common Shares after the Record Date shall be entitled to vote his, her or its shares if the procedure set forth in the accompanying notice of meeting is followed. Each Common Share carries one vote.

     To the knowledge of the directors and senior officers of the Company, the following are the names of all persons or companies who or which beneficially own, directly or indirectly, or exercise control or direction over, equity shares carrying more than 10% of the voting rights attached to all shares of the
Company:


NAME AND MUNICIPALITY OF RESIDENCE      NUMBER OF SHARES         PERCENTAGE
Grupo Acerero del Norte,
S.A. de C.V.,(1) Mexico                 264,026,559              73%

(1) Grupo Acerero del Norte, S.A. de C.V. ("GAN") is a private Mexican company which owns 264,026,559 Common Shares, representing approximately 73% of the outstanding Common Shares. In addition, GAN holds warrants of the Company exercisable into an aggregate of 26,998,400 Common Shares at an exercise price of U.S.$0.125 per share on or before February 24, 2003.

                                  PERFORMANCE GRAPH

     The Common Shares trade on The Toronto Stock Exchange (the "TSE") and elsewhere.

     The following graph shows the yearly percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the TSE 300 Index and the TSE Gold and Precious Metals Group Index for the past six fiscal years, assuming an investment of Cdn.$100 on June 30, 1992 and the reinvestment of dividends during such period.

                       CUMULATIVE TOTAL RETURN(1)

GRAPH NOT AVAILABLE, PLEASE SEE CHART BELOW.


                                                  Jan. 1 -  July 1 -
                                                  June 30,  Dec. 31,
               1992  1993      1994      1995      1996     1996(1)   1997
CONSOLIDATED   100  129.00    277.35    180.61    274.15    209.64    58.05
NEVADA
GOLDFIELDS
CORPORATION

TSE 300        100  120.83    125.58    144.63    164.78    195.49    224.77
INDEX

TSE GOLD &     100  192.58    198.57    200.15    233.38    239.14    135.93
PRECIOUS
METALS GROUP

(1) In December, 1996, the Board of Directors approved the change of financial year-end of the Company from June 30 to December 31. As a result, the December, 1996 year end reflects the period from July 1, 1996 to December 31, 1996.


                INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

     No director or senior officer, or person who has been a director or senior officer since the beginning of the Company's last financial period, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.


                                EXECUTIVE COMPENSATION

     The aggregate compensation received by the Company's present and past named executive officers during the most recently completed financial year ended December 31, 1997 was approximately US$703,545 including all salaries, fees, commissions, bonuses and severance payments.

     The summary of the executive compensation of the named executive officers of the Company for

                                        - 6 -
the three most recently completed financial years is as follows:



                                  EXECUTIVE COMPENSATION TABLE

------------------------------------------------------------------------------------------------
                                      ANNUAL COMPENSATION              LONG TERM
                                                                      COMPENSATION
------------------------------------------------------------------------------------------------
NAME AND                                                  OTHER       SECURITIES     ALL OTHER
PRINCIPAL POSITION       YEAR      SALARY    BONUS        ANNUAL        UNDER       COMPENSATION
                                   (10)      (10)      COMPENSATION    OPTIONS       (9)(10)
                                                       (8) (10)       GRANTED (#)
------------------------------------------------------------------------------------------------
Alex Bissett(1)          1997      135,226     Nil        2,308       400,000          Nil
President and Chief
Executive Officer
------------------------------------------------------------------------------------------------
Geoffrey Hoyl(2)         1997      84,519    Nil         Nil          Nil            50,000
President and Chief      1996(7)   96,539    50,000      Nil          Nil            Nil
Executive Officer        1996      185,961   40,000      Nil          Nil            Nil
                         1995      131,947   Nil         Nil          Nil            Nil
------------------------------------------------------------------------------------------------
Jesus Teodoro Meson      1997      65,000    20,000      Nil          15,000         Nil
Haro(3)                  1996(7)   59,189    20,000      Nil          Nil            Nil
Chief Financial          1995      50,000    20,000      Nil          Nil            Nil
Officer,
Mexican Subsidiaries
------------------------------------------------------------------------------------------------
G. Chaun Cadwell(4)      1997      127,209   Nil       5,900          Nil            Nil
Vice President and       1996(7)   75,700    Nil         Nil          Nil            Nil
Chief Operating
Officer
------------------------------------------------------------------------------------------------
James R. Maronick(5)     1997      76,567    20,000    5,794          Nil            Nil
Vice President,          1996(7)   49,423    Nil       2,666          Nil            Nil
Finance, Secretary,      1996      78,269    10,000    5,296          Nil            Nil
Treasury and Chief       1995      54,730    Nil       1,280          100,000        Nil
Financial Officer
------------------------------------------------------------------------------------------------
Paul Blair(6)            1997      97,308    Nil       2,464          30,000         11,250
Vice-President,          1996(7)   Nil       Nil       Nil            Nil            Nil
North American
Operations
------------------------------------------------------------------------------------------------


(1) Mr. Bissett was appointed President and Chief Executive Officer of the Company on April 29, 1997 and resigned his position on March 6, 1998.
     Jorge E. Ordonez is currently the Acting President and Chief Executive Officer of the Company.
(2) Mr. Hoyl resigned as an officer and director of the Company on April 11, 1997.
(3) Mr. Meson is the Chief Financial Officer of each of the subsidiaries of the Company located in Mexico.
(4) Mr. Cadwell was appointed Vice President and Chief Operating Officer of the Company on June

     10, 1996. Mr. Cadwell resigned as an officer of the Company on July 31, 1997. Mike Kolin was appointed as the Chief Operating Officer of the Company on March 23, 1998.
(5)  Mr. Maronick resigned as an officer of the Company on September 5, 1997.
(6) Mr. Blair was appointed Vice President, North American Operations in November, 1996. Mr. Blair resigned as an officer on August 21, 1997.
(7) In December 1996, the Board of Directors approved the change in the Company's financial year-end from June 30 to December 31. Figures shown are for the financial year ended December 31, 1996 which was six months in length (July 1, 1996 - December 31, 1996).
(8) The Company has a 401(k) Savings Plan, pursuant to which the Company matches the contribution of employees up to a maximum of 6% of their salary.
(9)  Amounts represent severance benefits paid to respective officers.
(10) Amounts shown in U.S. dollars except for Securities Under Options Granted.

OTHER COMPENSATION MATTERS

     There were no long-term incentive awards made to any executive officer of the Company during the financial year ended December 31, 1997. There are no pension plan benefits in place for the executive officers or directors except as set forth in the foregoing.

EMPLOYMENT CONTRACTS

     The Company has no employment contracts in place with respect to named executive officers currently in the employ of the Company. Additionally, the Company has no compensatory plan or arrangement with respect to its executive officers that results or will result from the resignation, retirement or any other termination of employment of such executive officer's employment with the Company from a change of control of the Company or a change in the responsibilities of the executive officer following a change of control.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The compensation committee is comprised of Mr. Alonso Ancira and Mr. James Bishop. The compensation committee and Board of Directors intend to remunerate executive and other officers on the basis of the amount of time and attention such officers devote to the affairs of the Company, comparable amounts paid to officers of similar companies performing similar functions and other criteria that the compensation committee and Board of Directors consider relevant from time to time.

STOCK OPTION PLAN

     PLAN TERMS AND GRANTED OPTIONS

     The Company has a stock option plan (the "Plan") which was modified in December, 1994 pursuant to which 5,000,000 Common Shares are reserved for issuance in accordance with the Plan. The Plan was modified in December, 1994 such that the exercise price of such shares shall be the closing market price of the Common Shares on the TSE on the day preceding the day on which the option was granted. The duration of the options may not exceed ten years and the options terminate upon the expiration of three months if a participant ceases to be an officer, employee or a director of the Company. The Plan also provides that the board of directors may, at its sole discretion, extend such termination period by an additional 12 months. Further, the options are not assignable.
The Company granted stock options during the financial year ended December 31, 1997 as summarized in the following table:


----------------------------------------------------------------------------------------------------------------------
                                               % OF TOTAL        EXERCISE              MARKET             EXPIRATION
   NAME                  SECURITIES UNDER    OPTIONS GRANTED     OR BASE              VALUE OF               DATE
                         OPTIONS GRANTED     TO EMPLOYEES IN      PRICE              SECURITIES
                              (#)            FINANCIAL YEAR      (CDN.$)             UNDERLYING
                                                                                     OPTIONS ON
                                                                                       DATE OF
                                                                                        GRANT
                                                                                       (CDN.$)
----------------------------------------------------------------------------------------------------------------------
Alex Bissett(1)             400,000               59.7%          $0.81               $0.80               March 6, 1998
----------------------------------------------------------------------------------------------------------------------
Jesus Teodoro                15,000                2.2%          $0.81               $0.80               July 28, 2007
Meson Haro
----------------------------------------------------------------------------------------------------------------------

(1) As part of Mr. Bissett's termination agreement, the expiration date of the options granted was changed from July 28, 2007 to March 6, 1998.


     OPTIONS EXERCISED AND AGGREGATE REMAINING

     The following table summarizes each option exercised during the most recently completed financial year by each of the named executive officers and the financial year end value of unexercised options on an aggregate basis:


-------------------------------------------------------------------------------------------------------------
                                                                                     VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS AT              IN-THE-MONEY
                                                       DECEMBER 31, 1997                  OPTIONS AT
                                                                                     DECEMBER 31, 1997(1)
-------------------------------------------------------------------------------------------------------------
                    SECURITIES     AGGREGATE      EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                     ACQUIRED        VALUE          (SHARES)        (SHARES)        (Cdn$)         (Cdn$)
                       ON          REALIZED
                    EXERCISE        (Cdn$)
                    (SHARES)
-------------------------------------------------------------------------------------------------------------
Alex Bissett(2)     Nil            Nil            400,000             Nil            Nil            Nil
-------------------------------------------------------------------------------------------------------------
Geoffrey Hoyl(3)    Nil            Nil            400,000             Nil            Nil            Nil
-------------------------------------------------------------------------------------------------------------
Jesus Teodoro       Nil            Nil            15,000              Nil            Nil            Nil
Meson Haro
-------------------------------------------------------------------------------------------------------------
James R.            Nil            Nil            100,000             Nil            Nil            Nil
Maronick(4)
-------------------------------------------------------------------------------------------------------------

(1) Based on the closing price of the Common Shares on the TSE on December 31, 1997 of Cdn. $0.36.
(2) Mr. Bissett resigned as President and Chief Executive Officer of the Company on March 6,

     1998.
(3) Mr. Hoyl resigned as an officer and director of the Company on April 11, 1997. The board of directors has agreed, under special terms, that Mr. Hoyl's options will terminate 24 months from the date of Mr. Hoyl's resignation.
(4)  Mr. Maronick resigned as an officer of the Company on September 5, 1997.

OTHER COMPENSATION

     Other than as indicated on the Executive Compensation Table on page 5, no other compensation was paid by the Company to the named executive officers during the most recently completed financial year ended December 31, 1997, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees and there are no plans or other arrangements in place with respect to the termination of employment or change in responsibilities of the named executive officers.

COMPENSATION OF DIRECTORS

     The directors who are not otherwise officers of the Company receive U.S.$2,000 per meeting for meetings attended and are reimbursed for expenses incurred to attend a meeting or to otherwise participate in the affairs of the Company. No amount was paid as fees to directors for the financial year ended December 31, 1997.

     None of the directors of the Company, in their capacity as a director of the Company and its subsidiaries during the most recently completed financial year, were compensated pursuant to any other arrangement or in lieu of any standard arrangement including the granting of stock options under the Company's Stock Option Plan. During the financial year ended December 31, 1997, no options were granted to directors.

REPORT ON EXECUTIVE COMPENSATION

     The Company's compensation committee is composed of Mr. Alonso Ancira and Mr. James Bishop who are identified above. It is the responsibility of the compensation committee to determine the level of compensation in respect of the Company's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Company's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from increases in reserves and production, continued low-cost production and enhanced annual cash flow and earnings. The compensation that has been awarded is believed to be comparable to compensation of other executives of other companies in the similar pursuit of precious metals reserves and production.

     In establishing compensation for executive officers, the compensation committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. Such compensation is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options with an emphasis on base salary and the granting of stock options versus cash bonuses. Performance bonuses are considered from time to time having regard to the above-referenced objectives.

     Having regard to all relevant factors, it was determined by the compensation committee rather than paying executive officers cash bonuses, the most appropriate way to compensate them and to encourage the creation of shareholder value was to increase their earnings from previous levels and to provide stock options where appropriate.

     The compensation committee is also responsible for reviewing the Company's manpower and succession plans to ensure that adequate plans are in place. With the rapid growth of the Company this role has taken on added importance and the compensation committee is pleased to report that important personnel additions have been made in both the technical and senior financial areas of the Company.

                                   Submitted by:
                                   Mr. Alonso Ancira
                                   Mr. James Bishop


                     STATEMENT OF CORPORATE GOVERNANCE PRACTICES


     As a company listed on the TSE, the Company adheres to the substantive requirements of the corporate governance guidelines of the TSE. The Board of Directors and its committees participate in all decision making processes in the management of the Company. The Board of Directors of the Company has adopted the following statement of corporate governance practices:

     The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

     (i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process.

     (ii) The Board has considered and does in its deliberations consider the principal risks of the Company's business in the mining industry particularly having regard to sensitivity to metal prices, political risks given the diverse location of the Company's mining operations, environmental and operational risks, and receives periodic reports from management as to the Company's assessment and management of those risks.

     (iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring senior officers of the Company.

     (iv) The Board has discussed and considered how the Company communicates with its various shareholders and periodically reviews and approves the Company's communications with the public but has no formal communication policy.

     (v) The Board, directly and through its audit committee, assesses the integrity of the Company's internal control and management information systems.

     (vi) The Board is directly involved in substantive issues affecting the Company as they arise and assists management in decision making relating to these issues.

     Although senior management has extensive experience in the mining industry, the Board encourages senior management to participate in appropriate professional and personal development activities, courses and programs and the expenses associated with these activities are paid by the Company. Further, the Board supports management's commitment to the training and development of all permanent employees.

     The Board currently comprises six members of whom all are outside directors (a director that is not an officer or employee of the Company) and five may be considered to be unrelated directors (a director free from any relationship with the Company which could materially interfere with the director's ability to act with a view to the best interests of the Company, other than arising out of shareholding). In determining whether the directors were related or unrelated the Board applied the test set forth in the governance guidelines of the TSE. GAN has the ability to exercise a majority of votes for the election of directors, and as such is a "significant shareholder" within the meaning of the TSE governance guidelines. Of the six-member Board, two may be considered to be unrelated to the significant shareholder. The Board believes that having two directors who are unrelated to the significant shareholder fairly reflects the investment in the Company by shareholders other than the significant shareholder.

     A nominating committee has not been established to seek out candidates who would bring independence and a business experience to the Board as the Company believes that it has been successful in achieving these objectives without establishing a formal committee. Further, the Company believes that the nature of the relationships of its related directors would not adversely affect their independence or ability to act in the best interests of the Company.

     Board members are presently compensated on the basis that non-executive directors are paid U.S.$2,000 per meeting attended and expenses are reimbursed at cost. See "Compensation of Directors."

     The Board of Directors expressly assumes responsibility for developing the Company's approach to governance issues and is responsible for the responses to governance guidelines. The Board has not yet developed a description of the limits of management's responsibilities relative to the responsibilities of the Board of Directors. Any responsibility which is not delegated to management or a Board committee remains with the Board.

     The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board is comprised entirely of outside directors including the Chair of the Board. Board meetings are held at least four times a year. The Board has on occasion met without management present and engages in very frank and open discussion concerning the Company and management both in the presence of management and in their absence. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

     The audit committee is composed of two directors, Messrs. Xavier Autrey and Donald Worth, both of whom are outside directors. The compensation committee is composed of two directors, Messrs. Alonso Ancira and James Bishop both of whom are outside directors. These committees are considered by the Board to be adequate, together with the Board, to ensure proper governance of the Company and supervision of management.

     The roles and responsibilities of the audit committee have been specifically defined and include review and approval of unaudited quarterly financial statements and review of year-end audited financial statements in conjunction with the auditors with a view to recommending their approval to the Board. It is also responsible for overseeing management reporting on internal controls. The audit committee has direct communication channels with the external auditors and operates as a liaison between the auditors and the Board. The Company has also appointed an internal auditor who is responsible for supervising the preparation of the financial statements and who reports to the Chief Financial Officer as well as to the audit committee.

     The compensation committee is responsible for establishing the remuneration payable to executive officers. The Chief Executive Officer and other executive officers are required to consult with the Board before implementing or agreeing to matters which may materially affect the Company.

     The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors, as presently constituted, is appropriate for a corporation of the size and complexity of the Company and having regard for the international scope of its operations. The Board, as presently constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate to the stewardship of the Company. In particular, the Board represents many years of experience in the mining industry in Canada, the United States and Mexico where its operations are located as well as extensive legal and corporate finance experience.

     The Company does not have a formal process of orientation and education for new members of the Board. However, all current members of the Board have had considerable experience as directors of public companies and mining companies in particular.

     The Board has not adopted a system which would enable an individual director to engage an outside adviser at the expense of the company in appropriate circumstances. If such an engagement were appropriate it would be subject to the approval of the unrelated director of the Board in consultation with the Chairman.


                    INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     None of the directors or senior officers of the Company or associates or affiliates of said persons, have been indebted to the Company at any time since the beginning of the last completed financial year of the Company other than pursuant to the employee stock option plan as described under the heading AExecutive Compensation@ herein.


                    INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Since the commencement of the Company's last completed financial year, none of the insiders of the Company nor any associate or affiliate of said persons has had any material interest, direct or indirect, in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries which was entered into where that person was an insider other than as follows:

     In 1997, the Company entered into loan agreements with GAN, Campos Eliseos No. 1, Col. Chapultepee Polanco, Mexico, D.F., 11570, which loaned the Company an aggregate amount of U.S.$4,400,000. In addition, the Company entered into a loan agreement with GAN on January 30, 1998 for an aggregate amount of U.S.$600,000.

     In addition, on September 18, 1997, the Company completed a private placement of U.S.$7,500,000 principal amount of unsecured convertible debentures (the "Debentures") due

September 12, 2002 and bearing interest at a rate of 10% per annum. The Debentures are convertible into an aggregate of 13,593,507 Common Shares at a conversion price of U.S.$0.77 per share in accordance with the terms of the Debentures. The Debentures were purchased by four shareholders of the Company including GAN in the principal amount of U.S.$6,000,000. The purchase price to GAN for the Debentures was paid for in part by the cancellation of approximately U.S.$900,000 in debt obligations owing by the Company to GAN, with the balance of the purchase price paid for by GAN in cash.

     Subsequent to the year ended December 31, 1997, the Company, on March 4, 1998 completed a private placement of a U.S.$26,000,000 principal amount, convertible debenture with its major shareholder, GAN. The debenture is convertible into units (the "Units") at U.S.$0.125 per Unit. Each Unit consists of one share and 0.1298 of a warrant of the Company, bears interest at 10% per annum and is due February 25, 2003. A total of 208,000,000 Units are issuable upon exercise of the debenture. The purchase price for the debenture was paid for in part by the cancellation of the above-noted U.S.$6,000,000 principal amount Debenture issued to GAN on September 18, 1997 as well as through the cancellation of approximately U.S.$16,000,000 in debt obligations owing by the Company to GAN, with the balance of the purchase price paid for by GAN in cash. Immediately following the issuance of the U.S.$26,000,000 principal amount debenture to GAN, GAN exercised its right to convert the debenture into 208,000,000 Common Shares and 26,998,400 warrants of the Company. Each warrant is exercisable into one Common Share of the Company on or prior to February 24, 2003. As a result of the conversion of the debenture, GAN currently holds 264,026,559 or approximately 73% of the outstanding Common Shares of the Company, as well as the 26,998,400 warrants.


                       PARTICULARS OF MATTERS TO BE ACTED UPON

1.   SHARE CONSOLIDATION

     At the Meeting, the shareholders of the Company will be asked to pass a special resolution (the AShare Consolidation Resolution@) to consolidate the Company's issued Common Shares on a ten (old) for one (new) basis (the "Share Consolidation").

EFFECT OF SHARE CONSOLIDATION

     The Share Consolidation Resolution, if passed by the shareholders, will result in each ten issued Common Shares of the Company being consolidated into one Common Share. In calculating the number of shares held by each shareholder after the Share Consolidation, all fractions of shares will be rounded down to the next whole number.

PURPOSE OF SHARE CONSOLIDATION AND BOARD OF DIRECTORS' RECOMMENDATION

     The Common Shares trade on the TSE and The Nasdaq Stock Market ("Nasdaq"). The closing price on April 13, 1998 of the Common Shares on the TSE was Cdn. $0.225 and on Nasdaq was U.S.$0.156.

     As a result of recent changes to its rules, Nasdaq requires all listed securities to have a per share price in excess of U.S.$1.00. Under these circumstances, the directors of the Company believe that the Share Consolidation is in the best interests of, and is expected to benefit, both the Company and its shareholders by increasing the market liquidity of the Common Shares. The board of directors of the Company have concluded that the Share Consolidation is in the best interests of the Company and the shareholders of the Company. Accordingly, the board of directors of the Company recommends that shareholders vote in favour of the Share Consolidation Resolution.

SHARE CONSOLIDATION RESOLUTION

     The Share Consolidation Resolution is a special resolution. As such, the affirmative vote of not less than two thirds of the votes cast at the Meeting is required in order for it to be considered approved by the shareholders. Accordingly, the shareholders of the Company will be asked to pass the Share Consolidation Resolution set out as Item 1 of Schedule "A".

NO RIGHT OF DISSENT

     Shareholders voting against the Share Consolidation Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies which would require the Company to repurchase their Common Shares if the Share Consolidation Resolution is approved by shareholders and implemented by the Company.

IMPLEMENTATION OF SHARE CONSOLIDATION

     If the Share Consolidation Resolution is passed by shareholders at the Meeting, subject to prior approval of the TSE and applicable corporate and regulatory filings, holders of record of Common Shares as at the close of business April 14, 1998 (the "Share Consolidation Record Date") will participate in the Share Consolidation.

     The board of directors of the Company may, in their discretion, subject to the rules and policies of the TSE, accelerate or delay the Share Consolidation Record Date to an earlier or later date.

2.   CHANGE OF NAME OF COMPANY

     The Company is asking shareholders to approve a resolution to change the name of the Company (the "Name Change") to AReal del Monte Mining Corporation@ (the "Name Change Resolution"), subject to the approval of the regulatory authorities. The Company intends to effect the Share Consolidation and Name Change concurrently on the Closing Date so that the Company will begin to carry on business under the new name "Real del Monte Mining Corporation" with the Share Consolidation implemented.

PURPOSE OF NEW NAME AND BOARD OF DIRECTORS' RECOMMENDATION

     The directors of the Company believe that the name "Real del Monte Mining Corporation" is more reflective of the business of the Company and will be received favourably by the market. The board of directors of the Company have concluded that the Name Change is in the best interest of the Company and the shareholders of the Company. Accordingly, the board of directors of the Company recommends that shareholders vote in favour of the Name Change Resolution.

NAME CHANGE RESOLUTION

     The Name Change Resolution is a special resolution. As such, the affirmative vote of not less than two thirds of the votes cast at the Meeting is required in order for it to be considered approved by the shareholders. Accordingly, the shareholders of the Company will be asked to pass the Name

Change Resolution set out as Item 2 of Schedule "A".

NEW SHARE CERTIFICATES

     As soon as reasonably practicable after the Closing Date, the Company will cause to be mailed to the shareholders of record at the close of business on the Closing Date new share certificates representing the consolidated common shares to which such shareholders are entitled pursuant to the Share Consolidation and which will evidence the Name Change.


                                  REGISTERED OFFICE

     The registered office of the Company is located at Suite 5300, Commerce Court West, Toronto, Ontario, M5L 1B9.

                                 MANAGEMENT CONTRACTS

     Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                                    OTHER MATTERS

     Management of the Company knows of no other matters to come before the meeting of shareholders other than those referred to in the Notice of Meeting. Should any other matters properly be brought before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting the proxy. The information in this circular is current to April 15, 1998 unless otherwise noted.

     DATED at Denver, Colorado this 15th day of April, 1998.


                                   BY ORDER OF THE BOARD


                                   (signed)  Jorge E. Ordonez
                                   Acting President and
                                   Chief Executive Officer

                        CONSOLIDATED NEVADA GOLDFIELDS CORPORATION


                                     SUITE 1620
                                   1801 BROADWAY
                                  DENVER, COLORADO
                                       80202

                              NOTICE OF SPECIAL MEETING
                                 TO THE SHAREHOLDERS


           TAKE NOTICE that a Special Meeting (the "Meeting") of Shareholders of CONSOLIDATED NEVADA GOLDFIELDS CORPORATION (the "Company") will be held on Tuesday, May 12, 1998 at 9:00 a.m. (Toronto Time), at the offices of Stikeman, Elliott, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario M5L 1B9 for the following purposes:

           (a) to consider and, if thought appropriate, to pass a special resolution approving a consolidation of the issued Common Shares of the Company on a ten (old) for one (new) basis so that the issued Common Shares of the Company is consolidated from 360,957,284 Common Shares to 36,095,728 Common Shares, and all entitlements to fractions rounded down to the next whole number;

           (b) to consider and, if thought appropriate, to pass a special resolution approving a change of the name of the Company from "Consolidated Nevada Goldfields Corporation" to "Real del Monte Mining Corporation", or such other name as decided upon by the directors of the Company and acceptable to the Registrar of Corporations under the CANADA BUSINESS CORPORATIONS ACT and The Toronto Stock Exchange, and the Company's articles be amended accordingly; and

           (c) to transact such other business as may properly come before the Meeting or any adjournment thereof.

           The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

           SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO DELIVER OR MAIL IT IN THE ENCLOSED ENVELOPE TO THE SECRETARY OF THE COMPANY AT THE OFFICES OF THE COMPANY'S TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, 151 FRONT STREET WEST, SUITE 605, TORONTO, ONTARIO M5J 2N1. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING OR ANY ADJOURNMENT THEREOF, PROXIES MUST BE RECEIVED AT THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS, EXCLUDING SATURDAYS AND HOLIDAYS, BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

           Only holders of Common Shares of record on April 14, 1998 are entitled to notice of and to vote at the Meeting. To the extent any such shareholder transfers the ownership of any of his/her shares after the date and the transferee of those shares establishes that he/she owns such shares and demands not later than 10 days before the Meeting that his/her name be included in the shareholders' list, such transferee will be entitled to vote such shares at the Meeting.

           Accompanying this Notice of Meeting and the Information Circular is an Instrument of Proxy. If you are unable to attend the meeting in person, kindly read the Notes accompanying the Instrument of Proxy enclosed herewith and complete, date and return the Proxy within the time and to the location set out in the Notes.

           DATED at Denver, Colorado this 15th day of April, 1998.


                                   BY ORDER OF THE BOARD
                                   (signed)
                                   Jorge E. Ordonez
                                   Acting President and Chief Executive Officer

                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                                INSTRUMENT OF PROXY

              THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned hereby appoints Jorge E. Ordonez, Acting President and Chief Executive Officer of Consolidated Nevada Goldfields Corporation (the "Company"), or failing him, K.M. Kolin, Chief Operating Officer of the Company, or, instead of either of them__________________________________________________ (hereinafter called the "nominee") as proxy for and on behalf of the undersigned with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Special Meeting of Shareholders of the Company to be held on May 12, 1998, and at any adjournment or adjournments thereof and thereat, as specified below.


1. To consider and, if thought appropriate, pass a special resolution approving a consolidation of the issued common shares of the Company on a ten (old) for one (new) basis so that the issued common shares of the Company is consolidated from 360,957,284 common shares to 36,095,728 common shares, and all entitlements to fractions be rounded down to the next whole number.

     IN FAVOUR                WITHHOLD
                --------               --------

2. To consider and, if thought appropriate, pass a special resolution approving a change of the name of the Company from "Consolidated Nevada Goldfields Corporation" to "Real del Monte Mining Corporation", or such other name as decided upon by the directors of the Company and acceptable to the Registrar of Corporations under the CANADA BUSINESS CORPORATIONS ACT and The Toronto Stock Exchange, and the Company's articles be amended accordingly.

     IN FAVOUR                WITHHOLD
                --------               --------

3. To vote with discretionary authority on such other matters as may come before the meeting.

The undersigned hereby revokes any proxy previously given. Authority is hereby given to the nominee (or any person authorized by the nominee) to date this Form of Proxy as of the date of receipt thereof by the Company.


DATED this      day of                  , 1998.


-------------------------------    ----------------------------------
Signature of Shareholder           Name of Shareholder (please print)

-------------------------------    ----------------------------------
Address                            City/Province or State or Country


-------------------------------
Number of Shares Held

                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION


                            NOTES TO INSTRUMENT OF PROXY


1. The directors of the Company are not aware of any matters other than those set out in the Proxy to come before the meeting. Provided the instructions are certain, the shares represented by this proxy will be voted on any poll and further, will be voted on any poll as the shareholder may have specified. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED A VOTE IN FAVOUR. THE PERSON OR PERSONS NAMED IN THE PROXY SHALL ALSO BE ENTITLED TO VOTE THE SHARES REPRESENTED BY THE PROXY IN THEIR SOLE DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

2. IF THE SHAREHOLDER DOES NOT WISH TO APPOINT THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

3. The Instrument of Proxy will not be valid unless it is SIGNED by the shareholder or by his attorney duly authorized by him in writing, or in the case of a corporation, is executed under the corporate seal or by an officer or officers or attorney for the corporation duly authorized. IF THE INSTRUMENT OF PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR OFFICERS OR ATTORNEY OF A CORPORATE SHAREHOLDER NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR OFFICERS OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, SHOULD ACCOMPANY THE INSTRUMENT OF PROXY. If these instructions are not followed, the Chairman of the meeting may determine that the Proxy is unacceptable.

4. The Instrument of Proxy will not be used at the meeting or any adjournment thereof unless the same is deposited with the Company's transfer agent not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or any adjournment thereof. Please mail, fax or deliver your proxy to the Company's transfer agent at the following address:

     MONTREAL TRUST COMPANY OF CANADA
     151 Front Street West
     Suite 605
     Toronto, Ontario
     M5J 2N1

     Attention:  Proxy Department

5. If this proxy is not dated in the space provided, it shall be deemed to bear the date on which it is mailed.

           April 15, 1998


Dear Shareholder:

     I am pleased to invite you to attend the Special Meeting of Shareholders of Consolidated Nevada Goldfields Corporation which will be held on Tuesday, May 12, 1998, at 9:00 a.m. (Toronto Time), at the offices of Stikeman, Elliott, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario M5L 1B9. I hope that you are able to attend the meeting.

     The Notice of Special Meeting and Management Information Circular covering the formal business of the meeting and the related Proxy are enclosed.

     If you are unable to attend this meeting, please carefully consider the enclosed material and then complete and return your Proxy in the envelope provided. A prompt response will ensure your vote is counted.

                                   Sincerely,

                                   (signed)
                                   Jorge E. Ordonez
                                   Acting President and
                                   Chief Executive Officer

                                     SCHEDULE "A"

1)   SHARE CONSOLIDATION RESOLUTION

     BE IT RESOLVED THAT:

     1.    The issued common shares of the Company be consolidated on a ten
           (old) for one (new) basis so that the issued common shares of the Company is consolidated from 360,957,284 common shares to 36,095,728 common shares, and all entitlements to fractions be rounded down to the next whole number.

     2. Any one director or officer or other person duly authorized by the Company be and he is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution.

2)   NAME CHANGE RESOLUTION

     BE IT RESOLVED THAT:

     1. The name of the Company be changed from "Consolidated Nevada Goldfields Corporation" to "Real del Monte Mining Corporation", or such other name as decided upon by the directors of the Company and acceptable to the Registrar of Companies under the CANADA BUSINESS CORPORATIONS ACT and The Toronto Stock Exchange, and the Company's Articles be amended accordingly.

     2. Any one director or officer or other person duly authorized by the Company be and he is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution.

[LOGO]


151 Front Street West, Toronto, Ontario M5J 2N1 Tel.: (416) 981-9500 Fax: (416) 981-9800 April 16, 1998


To:  Alberta Securities Commission           Ontario Securities Commission
     British Columbia Securities Commission  Yukon Securities Commission
     Manitoba Securities Commission          NASDAQ
     New Brunswick Securities Commission     The Toronto Stock Exchange
     Newfoundland Securities Commission
     Nova Scotia Securities Commission
     Northwest Territories Securities Commission
     Prince Edward Island Securities Commission
     Quebec Securities Commission
     Saskatchewan Securities Commission

Dear Sir/Madam:

Subject: Consolidated Nevada Goldfields Corporation

We confirm that the following English material was mailed by pre-paid mail on April 15, 1998 to the registered shareholders of the Common shares of the subject Corporation:

1.   Shareholder Letter
2.   Notice of Special Meeting of Shareholders/Information Circular
3.   Instrument of Proxy
4.   Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on April 15, 1998 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian securities Administrators' National Policy Statement No. 41 regarding shareholder communication.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation. Sincerely,


Jeffery Carrabs
Assistant Account Manager
(416) 981-9529
(416)981-9800